                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)


                            SOUTHWEST WATER COMPANY
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                        (Title of Class of Securities)


                                   845331-10
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement [   ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d.7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities , and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 4 Pages
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                                                                   Page 2 of 4
CUSIP NO. 845331-10

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1)    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      ANTON C. GARNIER
      S.S. No.  ###-##-####

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2)    Check The Appropriate Box If A Member Of A Group*

      Not Applicable                                            (a) [_]
                                                                (b) [_]

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3)      SEC use only

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4)    Citizenship or Place of Organization

      CALIFORNIA

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                     5    Sole Voting Power
     NUMBER OF            47,239

      SHARES       -----------------------------------------------------------
                     6    Shared Voting Power
   BENEFICIALLY           296,159 (See Appendix A on Page 4)

     OWNED BY      -----------------------------------------------------------
                     7    Sole Dispositive Power
    REPORTING             47,239

      PERSON       -----------------------------------------------------------
                     8    Shared Dispositive Power
       WITH               296,159 (See Appendix A on Page 4)

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9)    Aggregate Amount Beneficially Owned By Each Reporting Person
      343,398


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10)   Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
      Not Applicable

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11)   Percent Of Class Represented By Amount In Row 9
      8.1%

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12)   Type Of Reporting Person*
      IN

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                     *SEE INSTRUCTION BEFORE FILLING OUT!
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                                                                   Page 3 of 4

Item 1(a)    Name of Issuer
             --------------
             SOUTHWEST WATER COMPANY

Item 1(b)    Address of Issuer's Principal Executive Office
             ----------------------------------------------
             225 North Barranca Avenue, Suite 200, West Covina, California 91791-1605


Item 2(a)    Name of Person Filing
             ---------------------
             Anton C. Garnier

Item 2(b)    Address of Principal Business Office, or residence
             --------------------------------------------------
             225 North Barranca Avenue, Suite 200, West Covina, California 91791-1605


Item 2(c)    Citizenship
             -----------
             California

Item 2(d)    Title of Class of Securities
             ----------------------------
             Common Stock, $.01 par value

Item 2(e)    CUSIP Number
             ------------
             845331-10

Item 3       Not Applicable.

Item 4       Ownership
             ---------
             (a)  Amount Beneficially Owned:
                  See Item 9 of the cover pages attached hereto.
             (b)  Percent of Class:
                  See Item 11 of the cover pages attached hereto.
             (c)  See Items 5 through 8 of the cover pages attached hereto.

Item 5       Ownership of Five Percent or Less of a Class
             --------------------------------------------
             Not Applicable

Item 6       Ownership of More than Five Percent on Behalf of Another Person
             ---------------------------------------------------------------
             Not Applicable

Item 7       Identification and Classification of the Subsidiary Which Acquired
             ------------------------------------------------------------------
             the Security Being Reported on by the Parent Holding Company
             ------------------------------------------------------------
             Not Applicable

Item 8       Identification and Classification of Members of the Group
             ---------------------------------------------------------
             Not Applicable.

Item 9       Notice of Dissolution of Group
             ------------------------------
             Not Applicable.

Item 10      Certification
             -------------
             Not Applicable.

SIGNATURE:
----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 1999                       Anton C. Garnier

                                        /s/Anton C. Garnier
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                                                                   Page 4 of 4

                                   Appendix A
                                   ----------

Mr. Garnier claims ownership of 40,801 shares owned by Mr. & Mrs. Garnier as trustees of a revocable trust for their benefit. As a trustee, Mr. Garnier has shared voting and investment power with respect to these shares.

Mr. Garnier is president and a director of two corporations which own a total of 255,358 shares of Southwest Water Company common stock and has shared voting and investment power with respect to these shares. Mr. Garnier indicates that the filing of this Schedule 13G is not an admission that he is, for purposes of
Section 16 of the Act or otherwise, the beneficial owner of the 255,358 shares, other than 59,204 shares representing his proportionate interests in the two corporations.